                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        LIBERTY FINANCIAL COMPANIES, INC.
                -------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                -------------------------------------------------
                          (Title of Class of Securities)

                                   530512-102
                           -----------------------------
                                  (CUSIP Number)

                            Christopher C. Mansfield
                        Liberty Mutual Insurance Company
                               175 Berkeley Street
                           BOSTON, MASSACHUSETTS 02117
                           ---------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 24, 1995
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

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                                  SCHEDULE 13D

CUSIP No. 530512-102                   13D                   Page 2 of 11 Pages


-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Liberty Mutual Insurance Company
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  / /

     Not Applicable
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /

     Not Applicable
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     The Commonwealth of Massachusetts
-------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED               33,526,002 Shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                   8  SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  33,526,002 Shares
                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,526,002 Shares
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

     Not Applicable
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 71.8%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 11 Pages

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ITEM 1.           SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Liberty Financial Companies, Inc., a Massachusetts corporation (the "Issuer"). The address of the principal executive office of the Issuer is 600 Atlantic Avenue, Boston, Massachusetts 02210

ITEM 2.           IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Liberty Mutual Insurance Company ("Liberty").

(b) The business address of Liberty is 175 Berkeley Street, Boston, Massachusetts 02117.

(c) The present principal occupation of Liberty is a property and casualty insurance company.

(d)      None.

(e)      None.

(f)      Not applicable.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 below.


ITEM 4.           PURPOSE OF TRANSACTION.

         On March 24, 1995, a wholly owned subsidiary of the Issuer, at the time a wholly owned subsidiary of Liberty, merged with and into The Colonial Group, Inc. (the "Merger"). In connection with the Merger, the Issuer issued shares of the Common Stock that were registered under Section 12 of the Securities Act of 1933, as amended (the "Act"). Currently, 16 of the 18 members of the Issuer's Board of Directors are also members of Liberty's Board of Directors.

         The shares of Common Stock beneficially owned by Liberty are not registered under the Act; however, such shares are subject to a Registration Rights Agreement described under Item 6 below. On July 23, 1997, a wholly owned subsidiary of Liberty in the name of which the shares were registered sold 1,868,475 shares of Common Stock (such number is adjusted to give effect to a 3 for 2 split of the Common Stock in November 1997 [the "Stock Split"]) in an underwritten public offering. In addition, Liberty has acquired additional shares of Common Stock from time to time, as described under Item 5 below.


                               Page 3 of 11 Pages

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         Except as described herein, Liberty does not have any current plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Liberty will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions. Liberty reserves the right to acquire more shares or dispose of shares of the Common Stock from time to time, subject to market conditions, other investment opportunities and other factors.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by Liberty are 33,526,002 and approximately 71.8% of the issued and outstanding shares of Common Stock as disclosed in the Issuer's Form 10-Q Report for the fiscal quarter ended March 31, 1999.

(b) Liberty has the sole power to vote and dispose of 33,526,002 shares of Common Stock.

(c) On July 23, 1997, the wholly owned subsidiary of Liberty in which such shares were registered sold 1,868,475 shares of Common Stock (adjusted to give effect to the Stock Split) in an underwritten public offering. In addition, the Issuer has established an optional dividend reinvestment plan (the "DRIP") for holders of Common Stock. The wholly owned subsidiary of Liberty holding shares of Common Stock has participated in the DRIP during each fiscal quarter of the Issuer since June 1995, during which period Liberty has acquired beneficial ownership of an aggregate of 2,190,276 shares of Common Stock (adjusted to give effect to the Stock Split) pursuant to the DRIP. In addition, the wholly owned subsidiary of Liberty holding shares of Common Stock purchased 210,000 shares of Common Stock (adjusted to give effect to the Stock Split) on the open market on December 22, 1995 at a per share price of $19.583 (adjusted to give effect to the Stock Split) and 137,415 shares of Common Stock on the open market on May 18, 1998 at a per share price of $37.213.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Currently, 16 of the Issuer's 18 directors are also directors of Liberty.

         Liberty from time to time has provided management, legal, internal audit and treasury services to the Issuer, as well as to other Liberty subsidiaries which services are of the type normally performed by a parent company's corporate staff. In connection with the Colonial acquisition, the Issuer and Liberty entered into an Intercompany Agreement ("Intercompany Agreement") governing


                               Page 4 of 11 Pages
ongoing services provided by Liberty to the Issuer. Under the Intercompany Agreement, such services are provided only as requested by the Issuer and may include legal, tax, treasury and certain other services. The Issuer pays Liberty a fee based upon Liberty's direct costs allocable to the services provided, and reimburses Liberty for all associated out of pocket fees and expenses incurred by it. The agreement provides for estimated quarterly payments and subsequent adjustments thereto based upon actual experience. For 1998, the Issuer paid Liberty $0.6 million for services under the Intercompany Agreement.

         The Intercompany Agreement also provides that, during any period in which Liberty owns at least 20% of the voting power of the outstanding capital stock of the Issuer, the Issuer will provide Liberty with certain financial and other information. During any period in which Liberty owns at least 50% of the voting power of the outstanding capital stock of the Issuer or in which Liberty is required or elects to consolidate the Issuer's financial results in its own financial statements, the Issuer must obtain Liberty's prior written consent to any significant changes in accounting principles of the Issuer.

         In addition, the Intercompany Agreement provides that the Issuer will indemnify Liberty, its subsidiaries (other than the Issuer and its subsidiaries), and each of their respective officers, directors, employees, and agents against losses from third-party claims based on, arising out of or resulting from (i) the activities of the Issuer or its subsidiaries (including without limitation liabilities under the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act and other securities laws) and (ii) any other acts or omissions arising out of performance of the Intercompany Agreement.

         With respect to the period from January 1, 1990 through July 17, 1997 (the "Deconsolidation Date"), the Issuer and its subsidiaries (except for Keyport Life Insurance Company ["Keyport"] and its subsidiaries, each of which filed a separate federal income tax return through 1993) were included in the consolidated federal income tax return filed by Liberty. Prior to 1994, Keyport and its subsidiaries were not eligible for inclusion in Liberty's consolidated federal income tax return.

         The Issuer and Liberty are parties to a written Tax Sharing Agreement (the "Tax Sharing Agreement"). The Tax Sharing Agreement provides for the allocation between the Issuer and Liberty of the liability for federal income taxes and foreign, state, and local income, franchise, and excise taxes, and details the methodology and procedures for determining the payments or reimbursements to be made by or to the Issuer with respect to such taxes. The Tax Sharing Agreement applies primarily to taxable years or periods beginning on or after January 1, 1990 and ending before or on the Deconsolidation Date.

         Liberty's ownership of the outstanding capital stock of the Company fell below 80% effective on the Deconsolidation Date. As a result, the Issuer and its subsidiaries are no longer included in the consolidated federal and certain other income tax returns filed by Liberty, and the Tax Sharing Agreement generally will no longer be in effect, for periods beginning after the Deconsolidation Date, except for certain provisions that may affect carryovers and carrybacks of net operating losses or other tax attributes and subsequent examination adjustments by taxing authorities


                               Page 5 of 11 Pages

(as described below). Liberty's 1997 consolidated federal income tax return included the Issuer and its subsidiaries through the Deconsolidation Date. Subsequently, the Company and its subsidiaries (other than Keyport and Keyport's subsidiaries) will file a consolidated federal income tax return. For the remainder of 1997 through July 17, 2002, Keyport and its subsidiaries will file separately from the Company, after which period Keyport and its current subsidiaries will be eligible to be included in the Company's consolidated federal income tax return.

         The Tax Sharing Agreement generally provides with respect to periods prior to deconsolidation, among other things, that the Issuer will pay to Liberty an amount for federal income tax purposes determined as if the Issuer filed a separate consolidated federal income tax return for the Issuer and its subsidiaries (i.e., as if the Issuer were the common parent of an affiliated group including its subsidiaries but not including Liberty and its other subsidiaries [in each case excluding Keyport and its subsidiaries for periods prior to 1994]), regardless of the amount of federal income tax shown on the actual consolidated federal income tax return filed by Liberty on behalf of its entire affiliated group (including the Issuer and its subsidiaries). The determination of the amounts paid by the Issuer pursuant to the Tax Sharing Agreement generally takes into account carryovers and carrybacks of net operating losses and other attributes, again as if the Issuer and its subsidiaries (other than Keyport and its subsidiaries for periods prior to 1994) independently filed a consolidated federal income tax return for such periods.

         The Tax Sharing Agreement also provides for procedures with respect to adjustments to tax payments or reimbursements resulting from audits or other proceedings with respect to taxable years for which the Issuer and/or its subsidiaries have been included with Liberty and/or its other subsidiaries in any consolidated federal income tax return or any combined, joint, consolidated, or similar foreign, state, or local income, franchise, or excise tax return. In addition, while the Tax Sharing Agreement generally applies to taxable years in which the Issuer has been included in a consolidated federal income tax return filed by Liberty, it also contains provisions that may affect carryovers or carrybacks of net operating losses or other tax attributes from or to taxable years prior or subsequent to such consolidation.

         For 1998, the Issuer paid Liberty $9.8 million pursuant to the Tax Sharing Agreement.

         As the common parent of an affiliated group filing a consolidated federal income tax return and under the terms of the Tax Sharing Agreement, Liberty has various rights. Among other things, for periods prior to deconsolidation, Liberty is the sole and exclusive agent for the Issuer in any and all matters relating to the U.S. income tax liability of the Issuer. Liberty has sole and exclusive responsibility for the preparation and filing of the U.S. consolidated federal income tax return for such affiliated group, and Liberty has the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate, or compromise any claim for refund on behalf of the Issuer.

         In connection with the Colonial acquisition, the Issuer and Liberty entered into a Registration Rights Agreement (the "Registration Rights Agreement") which, among other things, provides that the Issuer will, upon Liberty's request, register under the Securities Act any of the shares of


                               Page 6 of 11 Pages

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Common Stock currently held indirectly or hereafter acquired directly or indirectly by Liberty for sale in accordance with Liberty's intended method of disposition thereof, and will take such other actions necessary to permit the sale thereof in other jurisdictions. Liberty has the right to request up to three such registrations per year, subject to certain minimum share requirements. Liberty has agreed to pay the costs and expenses in connection with each such registration of its shares. The Issuer has the right (exercisable not more than once in any 12-month period) to require Liberty to delay any exercise by Liberty of such rights to require registration and other actions under the agreement for a period of up to 120 days if the Issuer determines, and the underwriters concur, that any other offerings by the Issuer then being conducted or about to be conducted would be adversely affected, or if the Issuer determines that it would be required to disclose publicly material business information which would cause a material disruption of a major corporate development then pending or in progress or that such registration would have other material adverse consequences.

         Liberty also has the right, which it may exercise at any time and from time to time in the future, to include the shares of Common Stock held directly or indirectly by it in certain other registrations of common equity securities of the Issuer initiated by the Issuer on its own behalf. Liberty has agreed to pay its pro rata share of all costs and expenses in connection with each such registration.

         Each of the Issuer and Liberty will indemnify the other, and the officers, directors and controlling persons of the other, against certain liabilities arising in respect of any registration or other offering under the Registration Rights Agreement.

         Immediately prior to the Colonial acquisition, Liberty and two of its affiliates loaned an aggregate of $100.0 million (collectively, the "Colonial Acquisition Loan") to the Issuer, the proceeds of which were used to fund the cash portion of the purchase price in the acquisition. The Colonial Acquisition Loan was evidenced by nots in the aggregate principal amount of $100.0 million bearing interest at up to 8.5% per annum, payable semiannually. The Colonial Acquisition Loan was subject to a prepayment penalty in the form of a "make whole" provision. Under the "make whole" provision, the prepayment penalty would be an amount equal to the present value, as of the prepayment date, of the loss of investment income resulting from the interest rate differential on the principal amount prepaid between 8.5% and the yield to maturity, as of such date, on U.S. Government Securities maturing on the due date of the Colonial Acquisition Loan notes. When this loan was prepaid in December, 1998, the amount of the "make whole" payment by the Company to Liberty was $15.0 million.

         In January, 1995, a wholly-owned subsidiary of the Issuer borrowed $30.0 million from an affiliate of Liberty. This loan bore interest, payable semi-annually, at 8.0% per annum, and could be prepaid without penalty or premium at any time. This loan was paid in November, 1998.

         In December, 1993, an affiliate of Liberty made a loan in the principal amount of $75.0 million to the Issuer. In connection with the financing for the Issuer's acquisition in April, 1995 of Newport Pacific Management, Inc. ("Newport Pacific"), an affiliate of Liberty loaned approximately $24.0 million to the Issuer. At that time, both of these loans were combined into a single note in the


                               Page 7 of 11 Pages

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principal amount of $99.0 million which bore interest at 8.0% per annum. This note could be prepaid, without penalty or premium, at any time. This note was paid in November, 1998.

         Colonial is a party to a revolving credit agreement with BankBoston, N.A. and certain other lenders pursuant to which the lenders have agreed to lend up to $60.0 million to Colonial. The proceeds of the loans made under this credit agreement are used to finance the sale of shares of the mutual funds sponsored by Colonial which are sole with 12b-1 distribution fees and contingent deferred sales charges. Liberty ha guaranteed such loans. As consideration for this guarantee, Liberty receives a fee from Colonial equal to the sum of (i) a percentage of any interest rate and other savings which Colonial receives as a result of the guarantee, determined by subtracting the percentage equal to Liberty's direct or indirect equity interest from time to time in the Issuer, calculated on a fully diluted basis, from 100%, and (ii) 0.15% of the average outstanding borrowings under the credit agreement. The aggregate guarantee fee accrued in 1998 by Colonial for payment to Liberty was $81,000.

         Keyport has a sales arrangement with Liberty Life Assurance Company of Boston ("Liberty Life"), a subsidiary of Liberty which is licensed to sell variable annuity contracts in the State of New York. Liberty life issues variable annuity contracts in New York with substantially the same policy terms and underlying investment options as Keyport's variable annuity products, the premiums for which are deposited in a separate account of Liberty Life. Keyport provides administrative services to Liberty Life with respect to such annuities. All contractual obligations in respect of such annuities are those of Liberty Life rather than of Keyport. Liberty Life charges the fees payable under the annuities, pays Keyport a fee designed to cover Keyport's expenses in administering these annuities, and retains the balance. During 1998 Liberty Life paid Keyport fees of approximately $88,000 under these arrangements.

         The Company provides certain investment management services to Liberty. Liberty paid the Company $0.6 million for these services in 1998. In addition, the Issuer provides investment advisory services to oil and gas investment subsidiaries of Liberty. These subsidiaries reimburse the Issuer for all direct out-of-pocket costs for these services. These cost reimbursements totaled $0.4 million in 1998.

         As of December 31, 1998, Liberty and Liberty Fire owned approximately 6.8% and 0.8%, respectively, of the outstanding shares of beneficial interest of Liberty All-Star Equity Fund, a closed-end fund listed on the New York Stock Exchange. All of such shares were purchased in open market transactions. Liberty Asset Management Company, a the Issuer subsidiary, is the investment adviser to the fund.

         During 1998, Keyport held mortgage notes in the original principal amount of $100.0 million on properties owned by certain indirect subsidiaries of Liberty. The notes were purchased for a price equal to their face value. Liberty had agreed to provide credit support to the obligors under these notes with respect to certain payments of principal and interest thereon. As of December 31, 1998, the principal amount outstanding was $39.5 million. These mortgage notes were paid in January, 1999.


                               Page 8 of 11 Pages

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         An indirect wholly-owned subsidiary of the Company is a defendant in pending litigation in Massachusetts state court. Liberty and a former subsidiary of the Company transferred to Liberty in 1990 are also defendants in the suit. The plaintiffs allege various claims relating to a real estate limited partnership for which the Company's indirect subsidiary acted as a dealer manager in connection with a public offering of limited partnership interests in 1987. Based upon all of the facts presently under consideration by management, the Company believes that any likely outcome of the action will not have a material adverse effect on the Company's financial condition or results of operation. Although the Company believes that its interests and those of Liberty are not adverse in the proceeding, Liberty and the Company are represented by separate counsel in this litigation. Liberty has paid the fees of the Company's counsel in the proceeding (an aggregate of approximately $225,000 to date).

         The existing and proposed agreements between the Issuer and Liberty may be modified in the future and additional transactions or agreements may be entered into between the Issuer and Liberty. Conflicts of interest could arise between the Issuer and Liberty with respect to any of the foregoing, or any future agreements or arrangements between them. Neither Liberty nor the Issuer has instituted, or has any current plans to institute, any formal plan or arrangement to address any possible conflicts of interest.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


   EXHIBIT NO.                                               DESCRIPTION
   -----------                                               -----------

10.1(1)           Form of Intercompany Agreement between Liberty and the Issuer

10.2(2)           Form of Registration Rights Agreement between Liberty and the Issuer

10.3(2)           Form of Tax Sharing Agreement between Liberty and the Issuer

10.19(1)          Unconditional Guarantee Agreement dated November 7, 1991 executed by Liberty and related Mortgage Maintenance Agreement by and among LRE Properties, Inc., Atlantic
                  Real Estate Limited Partnership and Keyport Life Insurance Company

10.20(1)          Administrative Services Agreement dated as of June 9, 1993 between Liberty Life
                  Assurance Company of Boston and Keyport Life Insurance Company

10.22(1)          $100 Million of Mortgage Notes owned by Keyport issued by indirect subsidiaries of
                  Liberty

10.23(2)          Promissory Notes dated March 24, 1995 of  the Issuer issued to Liberty and two of its affiliates in the aggregate principal amount of $100.0 million

10.24(1)          Form of Promissory Note dated January 29, 1995 of SteinRoe Services, Inc. in the principal amount of $30.0 million



                               Page 9 of 11 Pages

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
99.3(1)           Form of Stockholders' Agreement among the Company, Liberty Insurance Company and certain holders of the Issuer's Series A Convertible Preferred Stock

----------------------------

(1) Incorporated by reference to the same Exhibit Number in the Issuer's Registration Statement on Form S-4 (filed under the name NEW LFC, INC.) (Registration No. 33-88824).

(2) Incorporated by reference to the same Exhibit Number in the Issuer's 1994 Annual Report on Form 10-K filed March 30, 1995.

                               Page 10 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           LIBERTY MUTUAL
                                           INSURANCE COMPANY


Dated:  May 21, 1999                       By: /s/ Christopher C. Mansfield
                                               -----------------------------
                                           Name: Christopher C. Mansfield
                                           Title: Senior Vice President and
                                                  General Counsel




                               Page 11 of 11 Pages